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                             August 10, 2022

       Toni Y. Hickey
       Chief Legal Officer and Corporate Secretary
       FILT Red, Inc.
       26 Century Boulevard
       Nashville, Tennessee 37214

                                                        Re: FILT Red, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 26,
2022
                                                            CIK No. 0001921963

       Dear Ms. Hickey:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to the Draft Registration Statement on Form S-1 submitted July 26, 2022

       Unaudited Pro Forma Condensed Combined Financial Information, page 53

   1. We have reviewed your responses to prior comments one and two and have the following additional comments:
                                                            You disclose on
page 53 that the autonomous entity adjustments include estimated costs you are
expected to incur to operate as an autonomous entity. We further note your disclosure on
page 54 that you are in the process of establishing various
                                                            functions on a
standalone basis. Please enhance your disclosure to clarify if you have entered into
transactions to establish such functions and if so, describe the material terms of the
transactions, including how you quantified the related autonomous entity adjustments. To the
extent these adjustments do not relate to a probable or executed
 Toni Y. Hickey
FILT Red, Inc.
August 10, 2022
Page 2
          transaction, please tell us what consideration you gave to presenting these
          adjustments as management   s adjustments instead of autonomous
entity adjustments;
            Please enhance your disclosure on page 54 to distinguish which of the recurring costs in the bulleted list are covered by the transition services agreement and which are not. In addition, please revise Note 1(a) on page 59 to describe the transition services agreement and include the calculation of the adjustment necessary to reflect the transition services agreement. The calculation should identify and quantify any material assumptions. If there are other transactions or agreements for which pro forma effect is being given, please present a separate pro forma adjustment with a pro forma footnote in a similar manner; and
            Regarding the bulleted list of one-time expenses associated with becoming a standalone public company on page 54, please revise your disclosure to clarify if these costs relate to actual transactions that have occurred or for which agreements have been executed. To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these
          adjustments as management   s adjustments instead of autonomous
entity adjustments.
          In addition, please revise Note 2(b) on page 59 to describe the related probable or executed transaction and include the calculation of the adjustment necessary to reflect the related transaction. The calculation should identify and quantify any material assumptions.

       You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions



                                                            Sincerely,
FirstName LastNameToni Y. Hickey
                                                            Division of
Corporation Finance
Comapany NameFILT Red, Inc.
                                                            Office of
Manufacturing
August 10, 2022 Page 2
cc:       Mark L. Mandel
FirstName LastName